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                                                             Exhibit (a)(1)(xix)



October 26, 2001


To:      To All TD Waterhouse Holdings, Inc. Profit Sharing Plan Participants:

As you are aware, TD Waterhouse Holdings, Inc., a wholly owned subsidiary of The Toronto-Dominion Bank, has made a tender offer to purchase shares of TD Waterhouse Group, Inc. In view of such offer, it has been determined that effective as of Monday, October 29th, 2001, no future purchases of TD Waterhouse Group, Inc. (TWE) stock may be made under the TD Waterhouse Holdings, Inc. Profit Sharing Plan. Please note that this decision will not affect any investments currently held in the TWE stock fund under the Plan. If your current plan investments include TWE stock, you will receive information concerning the terms of the tender offer.

If your current investment directions allocate contributions to the TWE stock fund, you will need to re-allocate that portion of your future contributions to another investment option offered by the Plan. You can change your investment allocations by contacting T.Rowe Price. Until such time as you direct T.Rowe Price to change your investment allocations, such portion of your future contributions directed to the TWE stock fund WILL BE DEPOSITED into the Prime Reserve Fund.

The Prime Reserve Fund is an investment option for those who seek principal stability and can accept lower income than longer-term investments typically provide. The objective of the Prime Reserve Fund is preservation of capital, liquidity, and income. The fund invests in high-quality money market securities, including U.S. Treasury bills and certificates of deposit that have an average maturity of 90 days or less. An investment in the Prime Reserve Fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Prime Reserve Fund.

As indicated above, you will continue to have access to any contributions (and earnings thereon) currently deposited into the TWE stock fund and may continue to hold shares of TWE stock that you previously purchased under the Plan. In addition, at any time you may transfer your stock fund assets to another fund within the Plan. However, effective Monday October 29th, you will no longer be able to make new investments into TWE stock or re-allocate current plan investments into the TWE stock fund.

This document is not a solicitation for the tender of shares, and none of The Toronto-Dominion Bank, TD Waterhouse Group, Inc. or any of their respective affiliates is making any recommendation as to whether any Participant in the TD Waterhouse Holdings, Inc. Profit Sharing Plan should direct T.Rowe Price to tender the shares in his or her Plan account in the offer.

To reiterate the above, effective Monday, October 29th, 2001, no future contributions or mix allocation changes into the TWE stock fund will be permitted. Any contributions directed to the TWE stock fund on or after Monday, October 29th will be deposited into the Prime Reserve Fund until you direct T.Rowe Price otherwise.

Should you have any questions regarding the above matter, or if you would like to change your investment options for future contributions, transfer proceeds from one fund to another, or change your current investment allocations, please contact T.Rowe Price at 1-800-922-9945.